                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------


                                  FORM 11-K



(Mark One)

         /x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                    For the fiscal year ended December 31, 1994

                                      OR

         / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the transition period from _____ to _____

Commission File Number 1-8323

                       --------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         CIGNA Corporation
         Savings and Investment Plus Plan
         Two Liberty Place, 17th Floor
         1601 Chestnut Street
         P.O. Box 7716
         Philadelphia, PA  19192-2172

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         CIGNA Corporation
         One Liberty Place
         1650 Market Street
         Philadelphia, PA  19192-1550

                              Required Information

Financial statements and schedules for CIGNA Corporation's Savings and Investment Plus Plan, prepared in accordance with the financial reporting requirements of ERISA, appear on pages 11-K-3 through 11-K-20 of this Annual Report on Form 11-K.



                                                                         11-K-2

                        SAVINGS AND INVESTMENT PLUS PLAN

                            Financial Statements and
                             Supplemental Schedules

                                  Years Ended
                           December 31, 1994 and 1993





                                                                          11-K-3

                       SAVINGS AND INVESTMENT PLUS PLAN

                              TABLE OF CONTENTS



                                                                                                Page
                                                                                               Number
                                                                                               ------

 Report of Independent Accountants                                                                1


 Financial Statements:

      Statements of Net Assets Available for Benefits                                             2

      Statements of Changes in Net Assets Available for Benefits                                  3

      Notes to Financial Statements                                                             4-11


 Supplemental Schedules:

          Schedule I       -       Assets Held for Investment                                    13
          Schedule II      -       Party-In-Interest Transactions                                14

          Schedule III     -       Reportable Transactions                                       15

          Schedule IV      -       Loans in Default                                              16



                                                                          11-K-4

                       REPORT OF INDEPENDENT ACCOUNTANTS





To the Board of Directors of CIGNA Corporation and the Participants and Administrator of the Savings and Investment Plus Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings and Investment Plus Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Price Waterhouse LLP
Price Waterhouse LLP
Philadelphia, Pennsylvania
June 26, 1995



                                                                          11-K-5

                        SAVINGS AND INVESTMENT PLUS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                           AS OF DECEMBER 31,

                                                                                     1994                      1993
                                                                                     ----                      ----

ASSETS                                                                                       (IN THOUSANDS)
 Fixed Income Fund                                                           $          818,488       $           772,747

 Fidelity Advisor Growth Opportunities Fund                                             108,529                    55,575

 Growth & Income Fund                                                                    53,126                    99,286

 CIGNA Stock Fund                                                                        51,128                    43,512

 Stock Market Index Fund                                                                 24,807                    18,534

 International Equity Fund                                                               12,631                     -

 INVESCO Industrial Income Fund                                                           5,928                     -

 INVESCO Total Return Fund                                                                5,658                     -

 Participant Loans                                                                       34,235                    21,737
                                                                               ----------------        ------------------
NET ASSETS AVAILABLE FOR BENEFITS                                             $       1,114,530       $         1,011,391
                                                                               ================        ==================






  The Notes to Financial Statements are an integral part of these statements.

                                     - 2 -                                11-K-6

                        SAVINGS AND INVESTMENT PLUS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                     YEAR ENDED DECEMBER 31,

                                                                                 1994                       1993
                                                                                 ----                       ----
INVESTMENT INCOME                                                                         (IN THOUSANDS)
 Interest from Fixed Income Fund and Participant Loans                     $         50,422                $      48,035

 Dividends from CIGNA stock                                                           2,216                        2,030

 Net increase in fair value of CIGNA stock                                              514                        2,710

 Net investment gain from separate accounts                                             798                        4,198
                                                                            ----------------                -------------
     Total investment income                                                         53,950                       56,973
                                                                            ----------------                -------------

CONTRIBUTIONS

 Employees' contributions                                                            70,791                       69,389

 Employers' contributions
   (net of forfeitures of $485 in 1994; $797 in 1993)                                29,088                       28,032

Rollover contributions                                                                4,638                        1,947
                                                                            ----------------                -------------
     Total contributions                                                            104,517                       99,368
                                                                            ----------------                -------------
WITHDRAWALS AND DISTRIBUTIONS                                                       (55,309)                     (45,160)
                                                                            ----------------                -------------
COMMISSION EXPENSE                                                                      (19)                         (11)
                                                                            ----------------                -------------
NET INCREASE                                                                        103,139                      111,170

TRANSFERS FROM OTHER PLANS                                                            -                          240,572

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                                                1,011,391                      659,649
                                                                            ----------------                -------------
 End of year                                                               $      1,114,530                $   1,011,391
                                                                            ================                =============






  The Notes to Financial Statements are an integral part of these statements.

                                     - 3 -                                11-K-7

                       SAVINGS AND INVESTMENT PLUS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF PLAN

Generally, all domestic employees of CIGNA Corporation (CIGNA) and its participating subsidiaries who have completed at least one year of service are eligible to participate in the Savings and Investment Plus Plan (SIP or the Plan). The following description of the Plan provides general information only. A more complete explanation of the features and benefits available under the Plan is contained in the SIP Summary Plan Description and Prospectus.

The Plan permits tax-deferred contributions to a maximum of 16% of a participant's eligible earnings. Eligible earnings were limited to $150,000 and $235,840 in 1994 and 1993, respectively. Tax-deferred contributions are accomplished by means of an employee's election, pursuant to Section 401(k) of the Internal Revenue Code, to have an amount withheld by the employer from the employee's compensation, and for the employer to remit to the employee's plan account an amount equal to such withholding. Tax-deferred contributions are also referred to herein as "employee contributions." Under the Internal Revenue Code, tax-deferred contributions were limited to $9,240 and $8,994 in 1994 and 1993, respectively. To comply with anti-discrimination provisions, tax-deferred contributions for highly compensated employees were effectively limited to 5.6% and 5.9% of eligible earnings in 1994 and 1993, respectively. CIGNA companies made matching contributions in an amount equal to 50% of the first 6% of eligible earnings contributed by participants. These matching contributions are referred to herein as "employer contributions."

Employee contributions, including related investment earnings, are fully vested at all times. Employer contributions and related investment earnings vest 20% for each year of vesting service. Beginning January 1, 1994 participants earn a year of Vesting Service if they have 1,000 hours of service during the calendar year period. Prior to January 1, 1994, twelve months of service, whether consecutive or not, represented one year of service for vesting. Early vesting rules may apply upon joining the Plan, if the participant was previously employed by a CIGNA company or had an account in certain plans that have since merged into SIP. These rules are described in detail in the SIP Summary Plan Description and Prospectus. Employer contributions and related investment earnings are fully vested upon an employee's attainment of age 65, death or total and permanent disability. Full vesting would also occur if a participating employing CIGNA company is sold and does not maintain a successor plan, if CIGNA completely discontinues matching contributions or if the Plan is terminated. Upon termination of a participant's employment, that portion of employer contributions and related investment results which are not vested are forfeited. Forfeited amounts are used to reduce future employer contributions.

Effective July 1, 1993, the Plan began to accept rollover contributions. A rollover contribution to SIP represents a distribution a participant receives from another employer-sponsored, tax qualified, pension or profit sharing plan. Distributions from other plans are subject to certain conditions to be eligible for rollover into SIP.

Effective July 1, 1993, the Plan began to permit participants to borrow a portion of their account, subject to certain limitations, at a competitive rate of interest with a specified repayment period. The loan is secured by the participant's SIP account balance. Generally, loan repayments are made by payroll deduction. The interest portion of every repayment is added to the participant's SIP account balance as earnings. Both the interest and principal portions of every repayment are allocated to the participant account according to the investment election in effect at the time of the repayment. Loan interest rates remain fixed during the term of the loan. If a default occurs, the amount of the outstanding loan balance is treated as a distribution to the participant. The defaulting participant is subject to immediate taxation on the taxable portion of the defaulted amount, including a possible 10% penalty tax.
                                                                         11-K-8

                        SAVINGS AND INVESTMENT PLUS PLAN
                         NOTES TO FINANCIAL STATEMENTS



Participants may withdraw funds subject to the requirements of the Plan, and such withdrawn funds may be subject to immediate taxation and a possible 10% penalty tax.

On termination of employment due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, monthly installments for up to 15 years, or an annuity. To the extent amounts are invested in the CIGNA Stock Fund, such amounts may be received in CIGNA common stock.

Effective September 1, 1994, the Plan added three new investment fund options. On that date the Plan also began to phase out one existing investment fund option. Plan participants may elect to invest in any combination of seven funds, and are permitted to transfer assets, subject to certain restrictions, among the funds.

Fixed Income Fund - This fund consists of a group fixed annuity contract issued by Connecticut General Life Insurance Company (CGLIC), a CIGNA subsidiary, and effective December 31, 1993, as a result of a plan merger with the EQUICOR Retirement Savings Plan, a group fixed annuity contract issued by The Equitable Life Assurance Society of the United States (Equitable). New contributions to the fund are invested in the contract with CGLIC. Contributions or transfers into the Equitable account are not permitted. The fund guarantees the principal and accumulated interest of all monies deposited. An annual rate of interest is declared in advance and subject to change. The fund's effective annual yield during 1994 was 6.3%. In 1993 the CGLIC group fixed annuity contract had an effective annual yield of 7.5%. In 1993 the annual yield of the EQUICOR group fixed annuity contract was 8.14%. The income earned thereon was included in the net assets merged into SIP at December 31, 1993.

Fidelity Advisor Growth Opportunities Fund - Contributions to this investment option are invested in Separate Account 55A (SA-55A) of CGLIC. All the assets of this pooled separate account are invested in the Fidelity Advisor Growth Opportunities Fund, a mutual fund managed by Fidelity Investments (Fidelity). The fund's objective is long-term capital growth. The Fidelity portfolio consists primarily of common stocks or securities convertible into common stocks.

Growth & Income Fund - Effective September 1, 1994, the Plan began to phase out this fund as an investment option. No contributions or transfers were permitted into this fund after September 30, 1994. In January 1995, the Growth & Income Fund was eliminated from SIP. Any balances in the fund on the date of its elimination from the Plan were transferred into the Fixed Income Fund. Assets in this fund had been invested in Separate Account 9V (SA-9V) of CGLIC, a pooled common stock fund. The investment focus of the Growth & Income Fund was long-term growth of capital and a reasonable level of income.

CIGNA Stock Fund - The CIGNA Stock Fund is invested in shares of CIGNA common stock. Such shares presently are purchased on the open market but may be acquired directly from CIGNA. From time to time, a portion of CIGNA Stock Fund assets may be invested in short-term investments.

Stock Market Index Fund - Contributions to this investment option are invested in Separate Account B (SA-B) of CGLIC, a pooled common stock fund. The fund's objective is to attempt to match the performance of the Standard & Poor's 500 Composite Stock Price Index.

International Equity Fund - This investment option, which became effective September 1, 1994, invests in Separate Account I (SA-I) of CGLIC, a pooled common stock fund. The fund's objective is to invest primarily in stocks of a diversified group of non-U.S. companies that have the potential to provide superior returns.
                                                                          11-K-9

                       SAVINGS AND INVESTMENT PLUS PLAN
                         NOTES TO FINANCIAL STATEMENTS


INVESCO Industrial Income Fund - This investment option, which became effective September 1, 1994, invests in Separate Account 55J (SA-55J) of CGLIC. All assets of this pooled account are invested in the INVESCO Industrial Income Fund, Inc., a mutual fund. The fund's objective is to invest in a broad range of securities (primarily common stocks or securities convertible into common stocks) which are intended to provide a relatively high yield and stable return and, over a period of years, may also provide capital appreciation. Capital growth potential is a secondary goal.

INVESCO Total Return Fund - This investment option, which became effective September 1, 1994, invests in Separate Account 55K (SA-55K) of CGLIC. All assets of this pooled account are invested in the INVESCO Total Return Fund, a mutual fund. The fund's objective is a high return on investment through both capital appreciation and current income. The fund invests in a combination of equity securities (common stocks and, to a lesser extent, securities convertible into common stocks) and fixed income securities (primarily obligations of the U.S. government and government-backed agencies).

Mellon Bank (East) N.A., Philadelphia, Pennsylvania is the Trustee for the
Plan.

Contributions are received and allocated to the designated funds by CGLIC. While contributions are pending allocation, they are invested in short-term investments.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with generally accepted accounting principles. Certain reclassifications have been made to the 1993 financial statements to conform to the 1994 presentation.

Recent Accounting Pronouncement

In 1994, Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," was issued by the American Institute of Certified Public Accountants. SOP 94-4 requires defined contribution plans to report investment contracts with fully benefit responsive features at contract value and other investment contracts at fair value. Plan management has not yet determined the timing and effect, if any, of adopting the SOP, which is required to be adopted by January 1, 1996 for investment contracts entered into before December 31, 1993.

Investments

The group fixed annuity contracts with CGLIC and the Equitable are stated at contract value, which approximates fair value. Contract value represents the aggregate amount on deposit, including accumulated interest. CIGNA common stock is carried at market value, which is based upon quotations obtained from national securities exchanges. Participation units in the separate accounts are valued based on the fund's net asset value, which is based on the fair value of the underlying assets of the fund. Short-term investments are carried at cost, which approximates fair value.

Benefits

Benefits are recorded when paid.
                                                                         11-K-10

                        SAVINGS AND INVESTMENT PLUS PLAN
                         NOTES TO FINANCIAL STATEMENTS



Investment Income

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Realized investment gains and losses are based on the average cost of the investments sold. Investment transactions are recorded on the trade date.


NOTE 3 - PARTICIPATION IN THE PLAN

Employees' contributions and employers' contributions (net of forfeitures) for the years ended December 31, 1994 and 1993 were as follows:

                                                                                    EMPLOYERS'
                                                                 EMPLOYEES'       CONTRIBUTIONS
                                                               CONTRIBUTIONS         (NET OF
 (In thousands)                                                AND ROLLOVERS       FORFEITURES)
- -------------------------------------------------------------  ---------------   ----------------
                            1994
                            ----
 CIGNA Corporation                                                     $ 3,667            $ 1,459
 CIGNA Holdings, Inc.                                                       25                 11
 CIGNA Dental Health, Inc.                                                 358                144
 CIGNA Healthplan, Inc. subsidiaries                                     7,951              2,985
 CIGNA Information Services, Inc.                                          326                120
 CIGNA Investments, Inc.                                                 1,611                706
 Connecticut General Life Insurance Company                             23,363              9,038
 ESIS, Inc.                                                                 85                 36
 INA Life Insurance Company of New York                                    128                 54
 Insurance Company of North America                                     27,140             10,251
 Life Insurance Company of North America                                 2,183                935
 MCC Behavioral Care, Inc.                                               1,648                597
 Recovery Services International, Inc.                                     350                122
 Ross-Loos Healthplan of California, Inc.                                6,594              2,630
                                                                       -------            -------
                                                                       $75,429            $29,088
                                                                        ======             ======

                              1993
                              ----

 CIGNA Corporation                                                     $ 3,554            $ 1,390
 CIGNA Holdings, Inc.                                                       18                  7
 CIGNA Dental Health, Inc.                                                 347                145
 CIGNA Healthplan, Inc. subsidiaries                                     6,937              2,711
 CIGNA Information Services, Inc.                                          457                182
 CIGNA Investments, Inc.                                                 1,686                732
 Connecticut General Life Insurance Company                             21,438              8,484
 ESIS, Inc.                                                                 48                 22
 INA Life Insurance Company of New York                                    104                 40
 Insurance Company of North America                                     26,717             10,280
 Life Insurance Company of North America                                 1,952                831
 MCC Behavioral Care, Inc.                                               1,508                544
 Montgomery and Collins, Inc.*                                             187                 71
 Recovery Services International, Inc.                                     335                116
 Ross-Loos Healthplan of California, Inc.                                6,048              2,477
                                                                        ------             ------
                                                                       $71,336            $28,032
                                                                        ======             ======

* Company sold January 6, 1994.


                                     - 7 -                               11-K-11

                        SAVINGS AND INVESTMENT PLUS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 4 - INVESTMENTS

An analysis of the changes in net assets available for benefits by investment fund for the year ended December 31, 1994 is presented below.



                                                                  FIDELITY
                                                                   ADVISOR
                                                                   GROWTH
                                                     FIXED      OPPORTUNITIES    GROWTH &      CIGNA    STOCK MARKET
         YEAR ENDED DECEMBER 31, 1994              INCOME FUND       FUND      INCOME FUND  STOCK FUND   INDEX FUND
- -----------------------------------------------    -----------  -------------  -----------  ----------  ------------
(In thousands)
INVESTMENT INCOME
    Interest                                     $    48,790    $      -        $    -        $     -     $     -
    Dividends                                            -             -             -            2,216         -
    Net increase in fair value of
      CIGNA stock                                        -             -             -              514         -
    Net investment gain (loss) from
      separate accounts                                  -            1,144         (172)           -            222
                                                 ------------   ------------   ----------     ----------   ----------

        Total investment income                       48,790          1,144         (172)         2,730          222
                                                 ------------   ------------   ----------     ----------   ----------

CONTRIBUTIONS
    Employees' contributions                          46,153         10,946        6,914          4,117        1,834
    Employers' contributions
        (net of forfeitures of $ 485)                 19,056          4,372        2,924          1,680          743

   Rollover contributions                              2,070          1,371          433            302          400
                                                 ------------   ------------   ----------     ----------   ----------

        Total contributions                           67,279         16,689       10,271          6,099        2,977
                                                 ------------   ------------   ----------     ----------   ----------

LOAN PRINCIPAL REPAYMENTS                              7,208          1,410          751            538          151

LOAN INTEREST RECEIVED - ALLOCATED                     1,136            226          131             91           26

LOANS ISSUED                                         (19,098)        (1,923)      (1,438)          (933)        (168)

WITHDRAWALS AND DISTRIBUTIONS                        (42,193)        (2,965)      (5,539)        (2,837)        (779)

COMMISSION EXPENSE                                       -             -             -              (19)         -

INTERFUND TRANSFERS                                  (17,381)        38,373      (50,164)         1,947        3,844
                                                 ------------   ------------   ----------     ----------   ----------

NET INCREASE (DECREASE)                               45,741         52,954      (46,160)         7,616        6,273

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                772,747         55,575       99,286         43,512       18,534
                                                 ------------   ------------   ----------     ----------   ----------

    End of year                                  $   818,488    $   108,529    $  53,126      $  51,128    $  24,807
                                                 ============   ============   ==========     ==========   ==========



                                                                   INVESCO       INVESCO
                                                  INTERNATIONAL   INDUSTRIAL      TOTAL     PARTICIPANT
        YEAR ENDED DECEMBER 31, 1994               EQUITY FUND   INCOME FUND   RETURN FUND     LOANS        TOTAL
- -----------------------------------------------    -----------  -------------  -----------  -----------  ------------

(In thousands)
INVESTMENT INCOME
    Interest                                        $       -      $      -      $       -     $   1,632     $   50,422
    Dividends                                               -             -              -           -            2,216
    Net increase in fair value of
      CIGNA stock                                           -             -              -           -              514
    Net investment gain (loss) from
      separate accounts                                    (259)         (130)           (7)         -              798
                                                    -----------    ----------    ----------    ---------     ----------

        Total investment income                            (259)         (130)           (7)       1,632         53,950
                                                    -----------    ----------    ----------    ---------     ----------

CONTRIBUTIONS
    Employees' contributions                                474           208           145          -           70,791
    Employers' contributions
        (net of forfeitures of $ 485)                       179            78            56          -           29,088

   Rollover contributions                                    36            20             6          -            4,638
                                                    ------------   -----------   -----------   ----------   ------------

        Total contributions                                 689           306           207          -          104,517
                                                    ------------   -----------   -----------   ----------   ------------

LOAN PRINCIPAL REPAYMENTS                                    78            33            27      (10,196)           -

LOAN INTEREST RECEIVED - ALLOCATED                           13             6             3       (1,632)           -

LOANS ISSUED                                                (49)          (11)          (10)      23,630            -

WITHDRAWALS AND DISTRIBUTIONS                               (58)           (1)           (1)        (936)       (55,309)

COMMISSION EXPENSE                                          -             -              -           -              (19)

INTERFUND TRANSFERS                                      12,217         5,725         5,439          -              -
                                                    ------------   -----------   -----------   ----------   ------------

NET INCREASE (DECREASE)                                  12,631         5,928         5,658       12,498        103,139

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                       -             -              -        21,737      1,011,391
                                                    ------------   -----------   -----------   ----------   ------------
    End of year                                     $    12,631    $    5,928    $    5,658    $  34,235    $ 1,114,530
                                                    ============   ===========   ===========   ==========   ============



                                      -8-                                11-K-12

                        SAVINGS AND INVESTMENT PLUS PLAN
                         NOTES TO FINANCIAL STATEMENTS


An analysis of the changes in net assets available for benefits by investment fund for the year ended December 31, 1993 is presented below.



                                                                           FIDELITY ADVISOR
                                                                                GROWTH
                                                                FIXED        OPPORTUNITIES     GROWTH &         CIGNA
              YEAR ENDED DECEMBER 31, 1993                   INCOME FUND         FUND        INCOME FUND      STOCK FUND
- ------------------------------------------------------     --------------  ----------------  ------------     -----------
(In thousands)
INVESTMENT INCOME
    Interest                                                $      47,642    $         5       $       28     $        8
    Dividends                                                        -              -                -             2,030
    Net increase in fair value of CIGNA stock                        -              -                -             2,710
    Net investment gain (loss) from separate accounts                -             1,487            3,012           -
                                                            --------------   ------------     ------------    -----------
        Total investment income                                    47,642          1,492            3,040          4,748
                                                            --------------   ------------     ------------    -----------

CONTRIBUTIONS
    Employees' contributions                                       49,460          2,842           12,488          4,056
    Employers' contributions
        (net of forfeitures of $ 797)                              19,721          1,113            5,282          1,704

    Rollover contributions                                          1,103            466               61             25
                                                            --------------   ------------     ------------    -----------

        Total contributions                                        70,284          4,421           17,831          5,785
                                                            --------------   ------------     ------------    -----------

LOAN PRINCIPAL REPAYMENTS                                           1,344            174              246            101

LOAN INTEREST RECEIVED - ALLOCATED                                    245             34               48             19

LOANS ISSUED                                                      (18,192)          (837)          (1,636)          (715)

WITHDRAWALS AND DISTRIBUTIONS                                     (36,407)           (97)          (6,174)        (2,326)

COMMISSION EXPENSE                                                   -              -                -               (11)

INTERFUND TRANSFERS                                               (13,479)        45,645          (29,634)        (9,024)
                                                            --------------   ------------     ------------    -----------

NET INCREASE (DECREASE)                                            51,437         50,832          (16,279)        (1,423)

TRANSFERS FROM OTHER PLANS                                        195,471          4,743           21,239          5,451

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                             525,839           -              94,326         39,484
                                                            --------------   ------------     ------------    -----------
    End of year                                             $     772,747    $    55,575      $    99,286     $   43,512
                                                            ==============   ============     ============    ===========



                                                              STOCK MARKET   PARTICIPANT
              YEAR ENDED DECEMBER 31, 1993                     INDEX FUND       LOANS          TOTAL
- ---------------------------------------------------------     ------------   -----------     ----------
(In thousands)
INVESTMENT INCOME
    Interest                                                   $        1    $       351    $    48,035
    Dividends                                                         -              -            2,030
    Net increase in fair value of CIGNA stock                         -              -            2,710
    Net investment gain (loss) from separate accounts                (301)           -            4,198
                                                               -----------   ------------   ------------
        Total investment income                                      (300)           351         56,973
                                                               -----------   ------------   ------------

CONTRIBUTIONS
    Employees' contributions                                          543            -           69,389
    Employers' contributions
        (net of forfeitures of $ 797)                                 212            -           28,032

    Rollover contributions                                            292            -            1,947
                                                               -----------   ------------   ------------

        Total contributions                                         1,047            -           99,368
                                                               -----------   ------------   ------------

LOAN PRINCIPAL REPAYMENTS                                              22         (1,887)           -

LOAN INTEREST RECEIVED - ALLOCATED                                      5           (351)           -

LOANS ISSUED                                                          (82)        21,462            -

WITHDRAWALS AND DISTRIBUTIONS                                         (37)          (119)       (45,160)

COMMISSION EXPENSE                                                    -              -              (11)

INTERFUND TRANSFERS                                                 6,492            -              -
                                                               -----------   ------------   ------------

NET INCREASE (DECREASE)                                             7,147         19,456        111,170

TRANSFERS FROM OTHER PLANS                                         11,387          2,281        240,572

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                                 -              -          659,649
                                                               -----------   ------------   ------------
    End of year                                                $   18,534    $    21,737    $ 1,011,391
                                                               ===========   ============   ============




                                     - 9-                                11-K-13

                        SAVINGS AND INVESTMENT PLUS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 5 - INCOME TAX STATUS

Internal Revenue Service (IRS) determination letters have been received for the Plan and all Plan amendments through December 30, 1985, indicating the Plan's qualified status under Internal Revenue Code (IRC) Sections 401(a), 401(k) and 501(a). An amended Plan document, which included all Plan amendments adopted through December 31, 1994 was filed with the IRS on March 31, 1995 with a request for tax determination. Although a response has not yet been received, management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements. Under existing federal income tax law the operation of the Plan has the following general tax consequences:

(a) Each employer is entitled to deduct its contributions under the Plan in computing its federal income tax liability.

(b) Participating employees are not subject to federal income tax on amounts contributed by them as well as by employers for their benefit, nor with respect to any investment results realized by the Plan, until such time as amounts are distributed to them.


NOTE 6 - PLAN EXPENSES

The investment results of all funds except the CIGNA Stock Fund are net of management fees, investment expenses, risk charges and administrative costs charged by CGLIC. The investment results of the group fixed annuity contract with the Equitable are net of investment management fees and expenses charged by the Equitable. Beginning May 1, 1993 brokers commissions resulting from buying or selling stock in the CIGNA Stock Fund are paid from the participants' accounts. Prior to that date commissions were paid by CIGNA. Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by CIGNA.


NOTE 7 - TERMINATION PRIORITIES

CIGNA intends to continue the Plan indefinitely, but reserves the right to terminate the Plan, in whole or in part, or to discontinue contributions at any time. If the Plan is terminated or contributions are discontinued, affected participants will become fully vested. Upon Plan termination, net assets of the Plan will be distributed in the manner CIGNA elects and in accordance with ERISA and its related regulations.


NOTE 8 - RELATED PARTY TRANSACTIONS

There are numerous transactions between the Plan and CIGNA and its affiliates which, in the opinion of Plan management, are exempt from detailed reporting under Title I of ERISA. Investments in CGLIC's separate accounts represent investments for which CGLIC has fiduciary responsibility . The Fixed Income Fund is a contract participating in the general account assets of CGLIC. CGLIC is the Plan's recordkeeper.


                                                                         11-K-14

                    SAVINGS AND INVESTMENT PLUS PLAN NOTES
                            TO FINANCIAL STATEMENTS



NOTE 9 - PLAN MERGERS

During 1993 assets totaling $240,571,658 were transferred into the Plan from several separate CIGNA related benefit plans in order to merge the plans. The merged plans, dates of merger and the net assets transferred into SIP were as follows:

(In thousands)
- ----------------------------------------------------------------------------------------------------------------
EQUICOR Retirement Savings Plan (December 31, 1993)                                             $       115,136

Connecticut General Employees Profit Sharing Plan:
   Profit Sharing Plan portion (July 1, 1993)                                                            88,456
   Voluntary Investment Plan portion (October 1, 1993)                                                   12,037

Supplemental Retirement Account Plans (December 31, 1993)                                                17,850

Connecticut General Career Agents Deferred
  Compensation Plan (October 1, 1993)                                                                     3,460

M.C.C. Companies, Inc. Retirement Savings Plan (October 1, 1993)                                          2,023

Total Health Employee Investment Plan (October 1, 1993)                                                     773

CIGNA Dental Health, Inc. 401(k) Savings Plan (October 1, 1993)                                             594

CIGNA Healthplan of Southern California Union
  Employees Profit Sharing Plan (October 1, 1993)                                                           243
                                                                                                 --------------
                                                                                                $       240,572
                                                                                                 ==============




                                     - 11 -                              11-K-15

                             SUPPLEMENTAL SCHEDULES



                                                                         11-K-16

                                                                      SCHEDULE I


                        SAVINGS AND INVESTMENT PLUS PLAN
                           ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1994


                                                        Shares or
                   Description                            Units                Cost             Market Value
- ---------------------------------------------------    -----------         --------------    ------------------
 (In thousands, except shares or units)
 Fixed Income Fund:
    CGLIC group fixed annuity contract                                          $ 797,217          $   797,217
    Equitable group fixed annuity contract                                         21,271               21,271

 Fidelity Advisor Growth Opportunities Fund                3,480,868              106,892              108,529

 Growth & Income Fund                                      5,014,451               52,664               53,126

 CIGNA Stock Fund:
    CIGNA Corporation common stock                           790,255               44,763               50,280
    Short-term investments                                                            252                  252

 Stock Market Index Fund                                   1,072,287               23,168               24,807

 International Equity Fund                                   212,576               12,890               12,631

 INVESCO Industrial Income Fund                              505,777                6,058                5,928

 INVESCO Total Return Fund                                   298,134                5,665                5,658


 Participant Loans                                                                                      34,235
                                                                                                    ----------

    Assets held for investment                                                                       1,113,934

 Investment income receivable (CIGNA Stock Fund)                                                           596
                                                                                                   -----------

    Net assets available for benefits                                                              $ 1,114,530
                                                                                                     =========




                                    - 13 -                               11-K-17

                                                                     SCHEDULE II


                        SAVINGS AND INVESTMENT PLUS PLAN
                         PARTY-IN-INTEREST TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1994




A schedule of party-in-interest transactions has not been prepared because there were no party-in-interest transactions which are prohibited by ERISA and for which there is no statutory or administrative exemption.


                                                                         11-K-18

                                                                    SCHEDULE III


                        SAVINGS AND INVESTMENT PLUS PLAN
                            REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1994


     (Transactions with the same person or of the same issue aggregating
               5% or more of the current value of Plan assets.)



                                                                          ---------------------Sales-----------------
       Party Involved           Description of Asset        Purchases        Proceeds          Cost           Gain
- -------------------------     ------------------------   ---------------  -------------  ---------------  -----------
 (In thousands)
 Connecticut General Life     Fixed Income Fund
        Insurance Company                                      $ 118,719      $ 104,816        $ 104,816       -

 Connecticut General Life     Growth & Income
        Insurance Company      Fund (SA-9V)                       13,385         59,373           57,794     $ 1,579

 Connecticut General Life     Fidelity Advisor Growth
        Insurance Company      Opportunities Fund
                               (SA-55A)                           72,367         20,557           19,226       1,331







                                     - 15 -                              11-K-19

                                                                     SCHEDULE IV
                        SAVINGS AND INVESTMENT PLUS PLAN

                          SCHEDULE OF LOANS IN DEFAULT

                               DECEMBER 31, 1994



                       Original                                                  Unpaid
                      Amounts of                                               Balances at         Amounts
      Obligor            Loans          Amounts Received During 1994           End of Year         Overdue
- ----------------    -------------      ------------------------------        ---------------    -------------
 (In thousands)
                                          Principal       Interest
                                          ---------       --------
  various                $ 159              $ 12            $ 2                  $ 142             $ 142





                                     - 16 -                              11-K-20

                                   Exhibits

Exhibits are listed in the Index to Exhibits appearing on page E-1.



                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         SAVINGS AND INVESTMENT PLUS PLAN



Date:  June 27, 1995                      By:  /s/DAVID DURHAM
                                               ------------------
                                               David Durham
                                               Plan Administrator

                                                                         11-K-21

                               Index to Exhibits




                                                             Method of
Number                         Description                   Filing
- ------                         -----------                   --------------
23.1                           Consent of                    Filed herewith
                               Independent
                               Accountants





                                                                             E-1